UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 25 and 4)*

                         RIGGS NATIONAL CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $2.50 per share
                       (Title of Class of Securities)

                                 766570105
                               (CUSIP Number)

                             Lawrence I. Hebert
                   Suite 300, 808 Seventeenth Street, N.W.
                    Washington, D.C. 20006 (202) 789-1230
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              July 9, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. XX (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 766570 10 5                                      Page 2  of 6 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Joe L. Allbritton              (b)  Barbara B. Allbritton
          S.S. No. ###-##-####                S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA                            (b)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   8,774,589      (b)  1,732

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   3,140,511      (b)  2,465,000

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   8,774,589      (b)  1,732

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   3,140,511      (b)  2,465,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   11,915,000     (b)  2,466,732

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   36.9%          (b)  8.1%

14.  TYPE OF REPORTING PERSON
                    (a)   IN             (b)  IN

THIS SCHEDULE 13D CONSTITUTES A JOINT FILING PURSUANT TO RULE 13d-l(f)(1) AND SERVES AS AMENDMENT NUMBER 25 TO THE SCHEDULE 13D PREVIOUSLY FILED BY JOE L. ALLBRITTON AND AMENDMENT NUMBER 4 TO THE SCHEDULE 13D PREVIOUSLY FILED BY BARBARA B. ALLBRITTON.


Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended to add:

      On July 9, 1997, Mr. Allbritton was granted an option under the Company's 1996 Stock Option Plan, which option expires ten years from the date of grant, to purchase 500,000 shares of Common Stock for $20.50 per share (the fair market value on the date of grant), exercisable (1) as to 250,000 shares on the date on which the average reported closing price of the underlying stock has been at least $22.50 per share on 100% of the trading days during any consecutive sixty day period; (2) as to an additional 250,000 shares, on the date on which the average closing price of the underlying stock has been at least $25 per share on 100% of the trading days during any consecutive sixty day period; or (3) upon a change of control as defined in the Stock Option Plan to include the sale of substantially all of the Company's assets or, subject to certain exceptions, the acquisition beneficially or of record of 25% or more of the aggregate voting power of the Company's then outstanding Common Stock by any person or group. The option is transferable.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Allbritton, directly and indirectly, beneficially owns in the aggregate 11,915,000 shares of Common Stock, representing 36.9% of the outstanding Common Stock. Included in these shares are 1,854,000 shares which Mr. Allbritton has a right to acquire through exercise of stock options. See Item 4.

     Mrs. Allbritton, directly and indirectly, beneficially owns in the aggregate 2,466,732 shares of Common Stock.

     (b) Mr. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 8,774,589 shares of Common Stock (as to which Mrs. Allbritton disclaims beneficial ownership). Of these shares, 1,854,000 are subject to options that are exercisable but that have not been exercised. In addition as described below, Mr. Allbritton has shared power to vote, or to direct the vote of, 3,140,511 shares of Common Stock, consisting of 675,511 shares owned by Allwin, 1,135,000 shares held by the Allbritton Foundation and 1,330,000 shares purchased by Mrs. Allbritton. Mr. Allbritton shares the power to vote and to dispose of 675,511 shares of Common Stock (as to which Mrs. Allbritton disclaims ownership) with Allwin, the record and beneficial owner of such shares. Mr. Allbritton owns directly 100 percent of the capital stock of Allwin and would be deemed the indirect beneficial owner of the Common Stock owned by Allwin under applicable SEC rules and regulations. Mr. Allbritton shares the power to vote and the power to dispose of 1,135,000 of the shares of Common Stock with the trustees of the Allbritton Foundation (the "Foundation"), a private non-profit Texas corporation organized for charitable purposes and exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. The other trustees of the Foundation are Mrs. Allbritton and Robert L. Allbritton, their son. Mr. Allbritton also shares the power to vote and the power to dispose of 1,330,000 shares of Common Stock with Mrs. Allbritton.

     Mrs. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 1,732 shares of Common Stock (as to which Mr. Allbritton disclaims beneficial ownership) and shares the power to vote and the power to dispose of 2,465,000 shares as follows: 1,330,000 shares of Common Stock with Mr. Allbritton pursuant to arrangements described in (c) below, and 1,135,000 shares of Common Stock with the trustees of the Allbritton Foundation as described above.

     With regard to the Foundation, neither the Foundation's income nor its assets may inure to the benefit of, or be distributed to, any private individual, including its founder and control persons. Although Mr. and Mrs. Allbritton necessarily have no economic interest in the Common Stock held by the Foundation, as trustees of the Foundation, they may be deemed by applicable SEC rules and regulations, to share the power to vote and dispose of the shares with the other trustees. Decisions as to voting and disposition of the Common Stock held by the Foundation will be made by the trustees of the Foundation and such decisions must, by law, be made with regard to charitable interests. Mr. Allbritton and Mrs. Allbritton and their son disclaim any beneficial interest in the 1,135,000 shares of Common Stock owned by the Foundation.

     Mr. and Mrs. Allbritton also disclaim beneficial ownership of 31,110 shares of Common Stock held for the benefit of their son by a trust of which the Riggs National Bank is one of three trustees.

     After taking into account the foregoing, Mr. Allbritton may be deemed the beneficial owner of 36.9% of the outstanding Common Stock of the Company, or of 33.4% if the shares owned by the Foundation are excluded.

     After taking into account the foregoing, Mrs. Allbritton may be deemed the beneficial owner of 8.1% of the outstanding Common Stock of the Company, or of 4.4% if the shares owned by the Foundation are excluded.

     (b)  Paragraph (b) is amended to add:

     As described in Item 4, Mr. Allbritton holds options granted by the Company under its stock option plans to purchase 2,454,000 share of Common Stock for prices ranging from $9.88 to $20.50 per shares. 1,854,000 of these shares are subject to presently (or within sixty days) exercisable options and thus are included in the total of the shares that Mr. or Mrs. Allbritton is deemed to beneficially own. Under SEC rules and regulations, Mr. Allbritton is deemed to be the beneficial owner of shares that he has a right to acquire beneficial ownership of presently or within sixty days. The remaining 600,000 shares are subject to options that are not presently (or within sixty days) exercisable, as described in Item 4; thus, these shares are not included in the total number of shares that Mr. or Mrs. Allbritton is deemed to beneficially own.

     (c)  No change.

     (d)  No change.

Item 7.  EXHIBITS.

     l.  Option agreement relating to option granted July 9, 1997.

                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  August 5, 1997

                                         /s/ Joe L. Allbritton
                                         Joe L. Allbritton



                                         /s/ Barbara B. Allbritton
                                         Barbara B. Allbritton